DD 9/24/14

[redacted]

14049967

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45648

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/13 (MM/DD/YY) AND ENDING 03/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHINHAN INVESTMENT AMERICA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Avenue of the Americas, Suite 702
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
YOON PAK 212-297-0041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sejong LLP
(Name – *if individual, state last, first, middle name*)

2050 Center Avenue Suite 405, (Address) Fort Lee (City) NJ (State) 07024 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 28 2014
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TJ 9/25/14

OATH OR AFFIRMATION

I, YOON PAK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHINHAN INVESTMENT AMERICA INC, as of March 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KELLY E. HAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01HA6041969
Qualified in Queens County
My Commission Expires May 15, 20 18

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Statement of Financial Condition

March 31, 2014

Report of Independent Registered Public Accounting Firm Thereon)

sejong LLP

Certified Public Accountants

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Statement of Financial Condition

March 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

sejong LLP
integrity·trust·professionalism
2050 Center Avenue Suite 415 Fort Lee, NJ 07024 T. 201.606.2260 | F. 212.695.1969
www.sejongLLP.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Shinhan Investment America Inc.:

We have audited the accompanying statement of financial condition of Shinhan Investment America Inc. (the Company), (a wholly owned subsidiary of Shinhan Investment Corp.) as of March 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Shinhan Investment America Inc. as of March 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

SEJONG LLP

Fort Lee, New Jersey
May 14, 2014

SHINHAN INVESTMENT AMERICA INC.

(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Statement of Financial Condition

March 31, 2014

Assets

Cash and cash equivalents	$	199,215
Certificates of deposit		2,139,813
Commissions receivable		87,680
Other receivable		12,350
Prepaid taxes		20,126
Fixed assets, at cost, less accumulated depreciation and amortization of $258,190		35,634
Other assets		40,615
Total assets	$	2,535,433

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses and other liabilities	$	38,050
Deferred rent payable		75,730
Total liabilities		113,780
Stockholder's equity:		
Common stock, $0.01 par value. Authorized, issued and outstanding, 15,000 shares		150
Additional paid-in capital		4,199,850
Accumulated deficit		(1,778,347)
Total stockholder's equity		2,421,653
Total liabilities and stockholder's equity	$	2,535,433

See accompanying notes to financial statements.

(1) Description of Business

Shinhan Investment America Inc. (the Company) was incorporated on February 1, 1993 under the laws of the State of New York to conduct a securities business in the United States of America. The Company, a wholly owned subsidiary of Shinhan Investment Corp. (the Parent), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. (FINRA), and Securities Investor Protection Corporation (SIPC).

The Company engages primarily in broker and dealer transactions of Korean securities and the underwriting of Korean debt and equity securities. Its principal customers are institutions in the United States of America investing in Asian markets. As shown in the accompanying statement of operations, the major source of income is commission income from its brokerage services.

The Company has a clearing agreement with the Parent whereby the Parent clears Korean security transactions for the Company and the Company's customers, and carries such accounts on a fully disclosed basis as the Parent's customers. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(c) Commissions Receivable

As of March 31, 2014, the Company has outstanding commissions receivable of $87,680 from clearing organization.

(d) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Related Party Transactions

The Company executes purchases and sales of Korean securities for customers through the Parent. Commissions on Korean equity security transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. The Company also invests its cash surplus in the form of certificate of deposit and money market account with an affiliated bank. A summary of balances with the Parent and the affiliate as of March 31, 2014 is as follows:

Certificates of deposit and money market account	$	1,142,179
Commissions receivable		87,680
Accrued interest on certificates of deposit		12,218

(4) Certificates of Deposit

At March 31, 2014, certificates of deposit amounted to $2,139,813, which mature through September 5, 2014, with interest rates ranging from 0.55% to 1.25% per annum.

(5) Fixed Assets

Fixed assets, at cost, at March 31, 2014 are summarized as follows:

Equipment	$	65,097
Furniture and fixtures		55,399
Leasehold improvements		173,328
		293,824
Less accumulated depreciation and amortization		285,190
	$	35,634

Fixed assets of approximately $58,000 were disposed during the year ended March 31, 2014.

(6) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness", as defined, exceeds 15 times its "net capital", as defined. Under such rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At March 31, 2014, the Company had a minimum net capital requirement of $100,000, whereas it had net capital of $ 912,465 which exceeded the minimum requirement by $812,465. The Company's percentage of aggregate indebtedness to net capital was 12.47%.

(7) Income Taxes

The tax effects of temporary differences that give rise to the deferred tax assets at March 31, 2014 are as follows:

Deferred tax assets:	
Net operating loss carry-forwards	1,050,039
Deferred rent	34,485
Fixed assets, principally due to differences in depreciation	30,698
Total gross deferred tax assets	1,115,222
Less valuation allowance	1,115,222
Net deferred tax assets	$ -

The net change in the valuation allowance for the year ended March 31, 2014 was an increase of approximately $135,623. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the company will not realize the benefits of these deductible differences. Accordingly, deferred tax assets have been reduced by a valuation allowance.

At March 31, 2014, the Company had net operating loss carryforwards available for federal income tax purpose of approximately $2,022,000 which expire in various years through March 31, 2034. The Company also has net operating loss carryforwards for state and local tax purposes amounting to approximately $3,383,000 at March 31, 2014, which expire in various years through March 31, 2034.

FASB ASC 740-10, *Income Taxes*, requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable tax authority based on technical merits of the position. Management has analyzed the tax positions taken by the Company and has concluded that as of March 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. New York State and New York City are where the Company is subject to state and local income taxes. The Company remains subject to examination for the fiscal years ended March 31, 2013, 2012, and 2011 for the federal, state, and local jurisdictions.

(8) Commitment

The office lease was extended under new terms starting April 1, 2014 and scheduled to expire on March 31, 2023. The office lease contains a rent escalation clause for increases in property taxes and wage over base year, and provisions for payments for maintenance and certain other operating costs.

The future minimum lease payments under the non-cancelable operating lease contracts as of March 31, 2014 are as follows:

Year ending March 31:	
2015	$ 217,000
2016	217,000
2017	217,000
2018	217,000
2019	238,000
Thereafter	953,000
	$ 2,290,000

(9) Off-Balance-Sheet Risk

The Company reviewed its exposure on off-balance-sheet credit risks regarding the creditworthiness of its customers to fulfill their contracted obligations of security transactions, and determined that the fair value of such of such exposure is not material.

As the assets and liabilities of the Company are short term in nature, the difference between carrying value and fair value is minimal, and separate disclosure of fair values has not been made.

(10) Concentration of Credit Risk

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for group of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. There were no significant concentrations of credit risk at March 31, 2014. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

(11) Subsequent Events

The Company has evaluated subsequent events from the date of the statement of financial condition through May 14, 2014, the date at which the financial statements were available to be issued, and determined that there were no other items which required accounting for or disclosure in the statement of financial condition.